Filed Pursuant to Rule 433

Registration Statement Nos.

333-214764 / 333-214764-02

June 12, 2019

FINAL TERM SHEET

AXIS SPECIALTY FINANCE LLC

$300,000,000 3.900% Senior Notes due 2029

Fully and Unconditionally Guaranteed by

AXIS CAPITAL HOLDINGS LIMITED

This term sheet should be read together with AXIS Specialty Finance LLC’s preliminary prospectus supplement dated June 10, 2019 to the prospectus dated November 22, 2016

Issuer:	AXIS Specialty Finance LLC

Guarantor:	AXIS Capital Holdings Limited

Guarantee:	Fully and unconditionally guaranteed by AXIS Capital Holdings Limited

Ranking:	Unsecured senior obligations of AXIS Specialty Finance LLC, ranking equally with all outstanding and future unsecured and senior debt of AXIS Specialty Finance LLC, subject to the provision set forth in “Description of the Notes and the Guarantees—Ranking” in the preliminary prospectus supplement

Trade Date:	June 12, 2019

Settlement Date:	June 19, 2019 (T+5)(1)

Anticipated Ratings (Moody’s / S&P):(2)	Baa1 / A-

Maturity Date:	July 15, 2029

Interest Payment Dates:	Semi-annually on July 15 and January 15 of each year, commencing on January 15, 2020

Day Count Convention:	30 / 360

Security Type:	SEC Registered

Security:	3.900% Senior Notes due 2029 (the “notes”)

Principal Amount:	$300,000,000

Public Offering Price:	99.363% of the principal amount

Benchmark Treasury:	2.375% due May 15, 2029

Benchmark Treasury Price / Yield:	102-06+ / 2.127%

Spread to Benchmark Treasury:	+185 basis points

Yield to Maturity:	3.977%

Coupon:	3.900%

Redemption Provisions:	The notes will be redeemable, at the Issuer’s option (subject to the BMA Redemption Requirements), in whole or in part, at any time prior to April 16, 2029 (the “Par Call Date”), at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the notes to be redeemed; and (ii) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued as of such redemption date) that would be due if the notes to be redeemed matured on the Par Call Date, discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 30 basis points; plus, in each case, accrued and unpaid interest, if any, on the principal amount of notes to be redeemed to, but excluding, such redemption date.

On or after April 16, 2029 (the date that is three months prior to the maturity date of the notes), the Issuer may (subject to the BMA Redemption Requirements) redeem some or all of the notes at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any.

Notwithstanding the foregoing, (i) the notes will not be redeemable at any time prior to December 31, 2022 without BMA Approval, and (ii) the notes will not be redeemable at any time prior to their maturity if the Enhanced Capital Requirement would be breached immediately before or after giving effect to the redemption of such notes, unless, in the case of each of clause (i) and (ii), the Issuer, the Guarantor or another subsidiary of the Guarantor replaces the capital represented by the notes to be redeemed with capital having equal or better capital treatment as the notes under the Group Solvency Standards, together with the Group Supervision Rules, as those rules and regulations may be amended or replaced from time to time (the “Group Rules”) (clauses (i) and (ii), collectively, the “BMA Redemption Requirements”).

“Applicable Supervisory Regulations” means such insurance supervisory laws, rules and regulations relating to group supervision or the supervision of single insurance entities, as applicable, which are applicable to the Guarantor or the Insurance Group, and which shall initially mean the Group Rules until such time when the BMA no longer has jurisdiction or responsibility to regulate the Guarantor or the Insurance Group.

“BMA” means the Bermuda Monetary Authority, or, should the Bermuda Monetary Authority no longer have jurisdiction or responsibility to regulate the Issuer or the Insurance Group, as the context requires, a regulator which is otherwise subject to Applicable Supervisory Regulations.

“BMA Approval” means the BMA has given, and not withdrawn by the applicable redemption date, its prior consent to the redemption of such notes.

“ECR” means the enhanced capital and surplus requirement applicable to the Insurance Group and as defined in the Bermuda Insurance Act 1978, as amended from time to time, or, should the Insurance Act or the Group Rules no longer apply to the Insurance Group, any and all other solvency capital requirements defined in the Applicable Supervisory Regulations.

“Enhanced Capital Requirement” means the ECR or any other requirement to maintain assets applicable to the Issuer or in respect of the Insurance Group, as applicable, pursuant to the Applicable Supervisory Regulations.

“Group Solvency Standards” means the Bermuda Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011, as those rules and regulations may be amended or replaced from time to time.

“Group Supervision Rules” means the Bermuda Insurance (Group Supervision) Rules 2011, as those rules and regulations may be amended or replaced from time to time.

“Insurance Act” means the Bermuda Insurance Act 1978, as amended from time to time.

“Insurance Group” means all subsidiaries of the Guarantor that are regulated insurance or reinsurance companies (or part of such regulatory group) pursuant to the Applicable Supervisory Regulations.

Joint Book-Running Managers:	Wells Fargo Securities, LLC HSBC Securities (USA) Inc.

Senior Co-Manager:	Citigroup Global Markets Inc.

Junior Co-Managers:	BMO Capital Markets Corp. ING Financial Markets LLC Lloyds Securities Inc.

CUSIP / ISIN:	05463H AB7 / US05463HAB78

(1)

The Issuer expects that delivery of the notes will be made against payment therefor on or about June 19, 2019, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before settlement will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the second business day before settlement should consult their own advisor.

(2)

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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